Section

MAY 2 1 2008

Washington, DC

110

[redacted]

08045188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0286
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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ABSOLUTE GOLD, INC.

(Exact name of issuer as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

4053 DE VENDOME AVENUE, MONTREAL, QUEBEC, H4A 3N2, CAN

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED

JUN 03 2008

THOMSON REUTERS

(Name, address, including zip code, and telephone number, including area code, of agent for service)

1040

~~5093~~

(Primary standard Industrial Classification Code Number)

45-0594333

(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

FORM U-7

DISCLOSURE DOCUMENT

Cover Page - Page 1

Absolute Gold, Inc.
(Here and after: The Company)

(Exact name of Company as set forth in Articles of Incorporation or Organizational Documents)

Street address of principal office:

4053, de Vendôme Avenue,
Montreal, Quebec, H4A 3N2

Company Telephone Number: 514-941-6181

Person(s) to contact at Company with respect to offering: Mr. Michel A. Brunet

Telephone Number (if different from above): Same

Type of securities offered: Common Shares

Price per security: $ 1.00 USD

Sales commission, if any: 0 %

Minimum number of securities offered: 500,000.00

Maximum number of securities offered: 1,000,000.00

Total proceeds: If minimum sold: $ 500,000.00 USD

If maximum sold: $ 1,000,000.00 USD

Investment in a small business is often risky. You should not invest any funds in this offering unless you can afford to lose your entire investment. See Item 1 for a discussion of the risk factors that management believes present the most substantial risks to you.

The date of this Disclosure Document is: April 11th, 2008

Executive Summary

The Company

Describe the business of the Company.

Absolute Gold, Inc. is a development stage recycler and reclaimer of hazardous waste company specialized in recycling, extraction and processing of precious metals especially gold and silver from technogenic tailings and mineral pits. The company's main activity is the recuperation and extraction of gold and silver by processing chemical waste from technogenic tailings and mineral pits generated and accumulated by heavy cheminical industries as a production by product. Absolute Gold combines expertise from Canadian and Russian geologists to locate and characterize technogenic tailings and mineral pits. When located, gold and silver are extracted by traditional methods such as pulverization and chemical catalysis. The company now operates in the Russian Federation (Russia) and former Soviet Union republics as defined by the United Nations.

Describe how the Company plans to carry out its activities.

The compay is targeting to secure access to raw materials by either acquiring rights to process technogenic tailings and material in mineral pits under the format of a concession agreement or by purchasing non-characteristized and characterized technogenic tailings and mineral pits from mining and chemical companies. Under the format of a concession, Absolute Gold, Inc. will process tailings and pits owned by third parties, keep all precious metal output and pay to the owner a royalty based on the volume of gold and silver that was extracted. When Absolute Gold, Inc. will buy tailings or material in pits, the company will pay to purchase the chemical waste regardless of its gold and silver concentration.

This Company:

[X] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[X] Other (Specify): is exclusively operating offshore the United States

(Check at least one, as appropriate)

Jurisdiction and date of formation: Organised 10/06/2003 under the law of the State of Nevada
Fiscal year end: 12 (month) 31 (calendar year end) (day)

How the Company Will Use Your Money

Describe how the Company intends to use the proceeds of this offering.

Absolute Gold, Inc. is currently looking to secure a maximum of $ 1,000,000.00 in equity financing (common stock) in order to complete the purchasing of 12,5% of all reported volume of technogenic tailings and mineral pits of stored at Roshal Chemical plant located in the Moscow district region. The designated chemical dump is owned by Krong, JVC, a holly owned subsidiary of Aurus Corp. (OTC: AURC).

For more information about how the Company will use your money, see Item 30.

The Principal Officers of the Company

The Principal Officers of the Company and their titles are:

Chief Executive Officer: Mr. Michel A. Brunet

Chief Operating Officer: Mr. Guy Poirier

Chief Financial Officer: Mr. Michel A. Brunet

For more information about these Officers, see Item 77.

The Offering

Name of Sales Person(s): Mr. Michel A. Brunet

Address: 4053, de Vendôme Avenue, Montreal, Quebec, H4A 3N2

Telephone Number: 514-941-6181

Is there an impound of proceeds until the minimum is obtained? [X] Yes [ ] No
(See Items 73 - 76)

Is this offering limited to certain purchasers? [ ] Yes [X] No (See Item 72)

Is transfer of the securities restricted? [ ] Yes [X] No (See Item 53)

This offering is available for sale in the following states:

Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Colombia, Florida, Guam, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, Noth Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Texas, Utah, Washington, West Virginia, Wyoming.

As required by law, Absolute Gold, Inc. is declaring to have published as of April 11th, 2008 basic corporated information int the "Standard & Poor's"

You should consider the terms and risks of this offering before you invest. No government regulator is recommending these securities. No government regulator has verified that this document is accurate or determined that it is adequate. It is a crime for anyone to tell you differently.

The Company has included in this Disclosure Document all of its representations about this offering. If anyone gives you more or different information, you should ignore it. You should rely only on the information in this Disclosure Document.

TABLE OF CONTENTS

RISK FACTORS

1. List in the order of importance the factors that the Company considers to be the most significant risks to an investor.

The value of an investment in Absolute Gold, Inc. as well as the capacity for an investor to recuperate his money can be affected by a large amount of significant risks. We have listed the most important (5) factors that we are considering to be the most significant risks for an investor:

1- The capacity for Absolute Gold, Inc. to indentify, characterize, and successfully secure access to raw material. Absolute Gold, Inc. may have difficulties to conclude concession agreements and/or may lack sufficient funding to purchase chemical dumps.The gold and silver concentration inbedded in chemical dumps such as technogenic tailings and mineral pits can vary significantly and cannot be predicted before processing.
2- To develop and carry a technology able to process technogenic tailings and mineral pits sufficiently efficient to be able to extract a very large proportion of remaining precious metal (gold & silver) in order to keep the company's activities economically viable.
3- Absolute Gold, Inc mining venture is deemed economically viable if the price of gold per ounces stays between $ 700.00 USD and $ 750.00 USD.
4- Operating in the Russian Federation or in any other former soviet country represents a security risk for promoters, contractors, professionals and workers. Even if the company has secured access and rights to mining estates, it can be denied access to its sites or to carry gold and silver from the field to refinery and storage banks. This unsecured environment may jeopardize the capacity to recruit qualified professionals (ie: engineers, geologists) and workers.
5- Operating and exploiting mining activities in less developed countries or countries facing economic transitions accrue substantially to the level of risk. Prospective investors should be aware that Absolute Gold, Inc. may face political and legal risks while conducting business in the Russian Federation. Those risks may lead to the termination of mining licences, confiscation of assets including but not limited to claims, mining sites and real estate or restrictions on the export of precious metals.

BUSINESS AND PROPERTIES

GENERAL DESCRIPTION OF THE BUSINESS

2. Describe the business of the Company, including its products or services.

Absolute Gold, Inc. is a recyclor and reclaimer of hazardous waste company currently in the development stage. The company specializes in precious metal (gold & silver) recuperation and recovery from chemical dumps such as technogenics tailings and mineral pits. Absolute Gold, Inc. is offering to enter into concession agreements with medium and large scale mining or chemical companies and to conduct reprocessing activities on tailing and mineral pits to extract gold and silver . The company pursues a hybrid business model. Absolute Gold, Inc. can, according to a concession or profit sharing agreements, reprocess tailings and mineral pits for third parties. The company is also interested to purchase abandoned technogenics tailings and mineral pits to make its own gold and silver extraction. Absolute Gold, Inc. intends to produce 99.99 percent pure gold bullion in bars of 1000g (32.148 ounces) and.99.99 percent pure silver bullion in bars of

1000g (32.15 ounces). Gold and Silver will be initially delivered to designated precious metal depositories such as banks and secured warehouses according to the laws of the Russian Federation and, afterwords, exported to international markets.

3. Describe how the Company produces or provides these products or services and how and when the Company intends to carry out its activities.

Absolute Gold, Inc. is currently conducting a study to identify regions and claims in Russia where there are important volumes of technogenic tailings and mineral pits. When identified, the company intends to approach mining estate owners and chemical companies to secure concessions or to win outsourcing contracts. Presently, Absolute Gold, Inc. is in negotiation with Krong Corp. to purchase a part of its tailings in Russia. When the agreement will be in place, Absolute Gold, Inc. will install a portable processing plant near a large deposit and start processing chemical dumps using ball crushers and chemical methods. Gold will be extracted from powder using a cyanidation method and then sent to a gold refinery. The company intends to start carrying on business not later than July 2008.

SUPPLIERS

4. Does the Company have any major supply contracts? [ ] Yes [X] No
If yes, describe.

5. (a) Is the Company dependent upon a limited number of suppliers?
[X] Yes [ ] No If yes, describe.

At the current time Absolute Gold, Inc. has secured only one tailings and pit sale and purchase agreement with Krong, JSC an holy owned subsidiary of Aurus Corp.

5. (b) Does the Company expect to be dependent upon a limited number of suppliers?
[ ] Yes [X] No If yes, describe.

CUSTOMER SALES AND ORDERS

6. Does the Company have any major sales contracts? [ ] Yes [X] No
If yes, describe.

7. State the total amount of the Company's sales of products or services for the most recent 12 month financial reporting period.

The company is in development stage and does not have revenues. Absolute Gold, Inc. is planning to start carrying recyclor and reclaiming activities in July 2008.

8. State the dollar amount of a typical sale.

A typical gold or silver delivery to a designated bank deposit is about $1,000,000.00 USD

9. Are the Company's sales seasonal or cyclical? [X] Yes [ ] No
If yes, explain.

The company sales may be seasonal. Most of the gold and silver deposits actually identified by Absolute Gold, Inc. are located in the north of Russia. Absolute Gold, Inc. due to difficult weather conditions during winter season will need to stop its operations from November to March each year. The operations shut down will have direct material impact on gold and silver delivery of the company and its revenues.

10. State the amount of foreign sales as a percent of total sales for last fiscal year. ___0__%.
Explain the nature of these sales, including any anticipated changes.

11. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales.

N/A

12. State the dollar amount of firm orders.

N/A

COMPETITION

13. (a) Describe the market area in which the business competes or will compete.

Recycling and reclaiming gold and silver metals are two expanding sectors in Russia. During the Soviet era, the Russian mining sector was mainly focusing on exploration and extraction of industrial metals like cooper, zinc, nickel and lead with limited interest in precious metal. After the Soviet period, Russia is more open to international markets; the country is now experiencing a gold rush. Most of Russia's gold deposits are still undiscovered and a large amount of Russian reserves exist as tailings and mineral pits left on site by mining and chemical companies that were making components and products for that sector or by extraction and processing of industrial metal. Currently Russia accounts for most of the new developing gold ventures. This factor creates a strong completive environment and puts pressure on new gold companies (recyclor or other) to discover new gold deposits in a very short time frame. Even if the international gold market is booming, the Russian gold sector is facing a maturity challenge. Russia has large gold reserves, but mining output has fallen steadily since the breakup of the former Soviet republic. A new report entitled "Gold in the CIS", says this is due to many factors including the falling grade and reserves of placer gold deposits, weak domestic interest, high levels of taxation on gold mining organizations, rising production costs, and poor management. Prolonged and intensive exploration exhausted placer gold deposits in several areas. The average grade of gold placers has fallen from 2.8 g/mt gold to 1.06 g/mt. Sources believe that placer output has peaked and will fall to 70 mt/yr by 2010. According to the report, gold mining organizations have faced a severe shortage of funds in recent years due to the continued rise in prices for fuel and raw materials. In order to support the sector the state needs to reduce mining taxes and value added tax (VAT). Heavy taxation is deterring foreign and domestic investments and is reducing the global competitiveness of Russian output. The constant reorganization of the gold sector has also been detrimental. Any new company entering in the Russian gold market needs to have first secured international purchasers.

13. (b) Name the Company's principal competitors and indicate their relative size and financial and market strengths.

The Russian gold industry is very fragmented. The country has approximately 400 companies that are recycling, reclaiming or extracting approximately 300,000.00 onces of gold per year. Many Russian gold companies are joint ventures or owned by foreign investors with a large control by Canadian interests. The largest Russian gold companies are:

Company	Rank	Strengths
Highland Gold	3	Public
Bargatzolota Rio Tinto	2	Back buy Rio Tinto
Omolon Gold	7	Public
Peter Humbro Mining	4	N/A
Celtic resources	6	Public
Trans-Siberian Gold	5	Privately owned
Norilsk Nickel	1	Privately owned
ALROSA	9	N/A
Polimetall	8	N/A

14. (a) Does the Company compete, or expect to compete, by price?

[ ] Yes [X] No If yes, describe its competitive strategy.

14. (b) Does the Company compete, or expect to compete, by service?
[ ] Yes [X] No If yes, describe its competitive strategy.

14. (c) Does the Company compete, or expect to compete, on some other basis?
[X] Yes [ ] No
If yes, state the basis and describe the Company's competitive strategy: Technology

Alsolute Gold, Inc. will develop a preparatory technology to recuperate in an efficient manner extracting remaining precious gold and silver out of tailings and mineral pits.

MARKETING

15. (a) Describe how the Company plans to market its products or services during the next 12 months, including who will perform these marketing activities.

Absolute Gold will apply for admission at the London Metal Exchange (LME) and request to be authorized to take long position on the LME gold future contracts. Also, the company will sell its gold directly to Russian and European banks by offering to cast and stamp private label bullions and coins.

15. (b) State how the Company will fund these marketing activities.

The LME application will be financed through the proceeds of this offering. Officers, directors and company partners have already contacts with merchant and investment banks that may be interested to retain the services of Absolute Gold, Inc. to cast and stamp private label ingots and gold coins.

EMPLOYEES

16. (a) State the number of the Company's present employees by type of employee (i.e., clerical, operations, administrative, etc.).

The company has currently 4 employees namely: CEO, CFO, COO and one assistant.

16. (b) State the number of employees the Company anticipates it will have within the next 12 months by type of employee (i.e., clerical, operations, administrative, etc.).

According to the agreement concluded between Alsolute Gold, Inc. and Krong, Absolute Gold, Inc. will lease the labor force of Krong in Russia that is composed of 48 full time employees including 8 professionals and technicians, 30 machinists and mining technicians as well as 10 assistant workers. At that time, the company will have 4 full time officers namely a CEO, CFO, COO and a legal counsel as well as the required assistant.

17. Describe the Company's labor relations.

There are no unionized employees

18. Indicate any benefits or incentive arrangements the Company provides or will provide to its employees.

None

PROPERTIES

19. (a) Describe generally the principal properties that the Company owns or leases.

Absolute Gold, Inc. is purchasing 12 % of all gold and silver and other metals in the tailings owned by Krong JVC a wholly owned subsidiary Aurus Corp.

19. (b) Indicate what properties the Company intends to acquire or lease.

Absolute Gold, Inc. has made an offer to purchase 12% of all chemical tailings located on the Roshal Chemical Plant site.

RESEARCH AND DEVELOPMENT

20. Indicate the amounts that the Company spent for research and development during its last fiscal year.

Absolute Gold, Inc. has spent, on a post-transaction basis, approximately an amount of $ 100,000.00 USD.

21. (a) Will the Company expend funds on research and development during the current fiscal year?
[X] Yes [ ] No

21 (b) If yes, how much does the Company plan to spend on research and development during the current fiscal year?

$ 50,000.00 USD

21. (c) How does the Company intend to fund these research and development costs?

By the proceeds of this offering.

GOVERNMENTAL REGULATION

22. (a) Is the Company's business subject to material regulation by any governmental agency?
[X] Yes [ ] No The Mining and Environmental laws of the Russian Federation.

22. (b) Are the Company's products or services subject to material regulation by any governmental agency? [X] Yes [ ] No

22. (c) Are the Company's properties subject to material regulation by any governmental agency?
[X] Yes [ ] No

22. (d) Explain in detail any "yes" answer to Item 22(a), 22(b), or 22(c), including the nature and extent of the regulation and its effect or potential effect upon the Company.

At this time, Russian gold-mining companies and related like recyclor and reclaiming companies are subject to the following laws and regulations:

Federal Law № 2395-1«On Subsoil» of 21.02.1992; Federal Law №41-FZ «On Precious Metals and Jewels» of 26.03.1998; Federal Law № 3615-1 and № 173-FZ «On Currency Regulation and Currency Control» of 09.10.1992 and 10.12.2003 respectively; Federal Law № 46-FZ «On the Protection of Rights and Legitimate Interests of Investors in the Securities Market» of 05.03.1999;

23. (a) Is the Company required to have a license or permit to conduct business?
[X] Yes [ ] No

23. (b) If yes, does the Company have the required license or permit?
[X] Yes [ ] No

23. (c) If the answer to Item 23(b) is "yes," describe the effect on the Company and its business if it worth to lose the license or permit.
If the company loses its license it will not be eligible to conduct any gold and silver recycling and reclaiming on the Roshal site.

23. (d) If the Company has not yet acquired a required license or permit, describe the steps the Company needs to take to obtain the license or permit. Estimate the time it will take to complete each step.

COMPANY HISTORY AND ORGANIZATION

24. Summarize the material events in the development of the Company.

Absolute Gold, Inc (a.k.a: Labon International inc.) was organized on October 6th, 2003 under the law of the State of Nevada as a Domestic corporation (Nevada revised Statute Chapter 78). Initially the corporation was set-up to serve as the surviving entity for an operation of domestication performed by a company incorporated and domiciled in Quebec, Canada. Labon inc. was, at that time , carrying on business as a wholesaler of flowers and garden products. After several months, Labon inc. abandoned its corporate activity in Nevada and sold its corporate shell, Labon International Inc to a non related third party.

On February 21, 2008 Labon International Inc. was purchased by Mondialis Stratagems-Actions Inc., a Canadian based merchant banker, with the intent to use the surviving entity in a prospective reverse takeover (RTO) operation involving either a Russian gold or oil company. On April 4th, 2008 Mondialis Stratagèmes-Actions sold its entire participation in Labon International Inc. to a company named: Red Tarmac ltd.

25. Describe any recent stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization.

The company was organized on October 6th, 2003 under the name of the 'Reading Depot, Inc.'. On December 16th, 2005 the company has amended its article of incorporation to change its name from 'The Reading Depot, Inc.' to 'Labon International, Inc.' and change is authorized common share capital from 50,000.00 Common Shares at par value $1.0 per share to 75,000 Common Shares at par value $ 1.00 per share. On February 21, 2008, 15,000 Common Shares representing 75% of the issued and outstanding shares of the company were sold by Mr. André Piché to Mondialis Stratagèmes-Action according to a 'Share Sale and Purchase Agreement'. On February 21, 2008 the company has amended its articles of incorporation to change its name from 'Labon International, Inc.' to 'Absolute Gold, Inc.' and change is authorized common share capital from 75,000 Common Shares at par value $1.0 per share to 500,000,000.00 Common Shares at par value $0.0001 per share. On February 21st , 2008 pursuant to a decision from the Board of Director the Company has designated a series knowed as Series 'A' of 500,000.00 Convertible Preferred Shares at par value $ 0.0001 per share giving the right to Series 'A' Preferred Shares holder to convert one Series 'A' Preferred Shares into 1,000.00 Common Shares. On March 24th, 2008 pursuant to a decision from the Board of Director the Company has designated a series known as S eries 'B' of 5,000.00 Convertible Preferred Shares at par value

$ 0.0001 per share giving the right to Series 'B' Preferred Shares holder to convert one Series 'B' Preferred Shares into 10,000.00 Common Shares.

26. Discuss any pending or anticipated stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization.

None

27. State the names of any parent, subsidiary, or affiliate of the Company. For each, indicate its business purpose, its method of operation, its ownership, and whether it is included in the Financial Statements attached to this Disclosure Document.

None

MILESTONES

28. Describe in chronological order the steps management intends to take to achieve, maintain, or improve profitability during the 12 months following receipt of the offering proceeds.

If management does not expect the Company to achieve profitability during that time period, describe the business objectives for that period and the steps management intends to take to achieve those objectives.

Indicate the probable timing of each step and the approximate cost to complete it.

The company financial year end work under calendar year.

Time frame	*Actions*	*Costs & time*
Q1/2008	Identify and characterize prospective tailings and pits in the Russian Federation	2 to 3 months/ $ 75,000.00
Q2/2008	Discriminate targeted sites in 2 groups: (1) low concentration and (2) high concentration plus start pilot testing	3 months/ $ 100,000.00
Q3/2008	Scale up the company technogenics and mineral pits, gold and silver recuperation, technology and purchase of equipment	3 months/ 325,000.00

Q4/2008	Purchase of mining equipment and start processing technogenic tailings and minerals pits stock in Krong, JVC facilities	2 months/ 500,000.00
Q1/2009	Secure partnership with other mining companies in Russia.	

29. (a) State the anticipated consequences to the Company if any step is not completed as scheduled.

If any step is not completed inside boundaries stated in question 28 or has failed, the company will have to revise its business plan and extend its source of revenues to tailings processing services to third parties and to obtain licensing on additional sites..

29. (b) Describe how the Company will deal with these consequences.

Any material delay in the company role out plan may cause cash flow problems and require new financing.

NOTE: After reviewing management's discussion of the steps it intends to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

USE OF PROCEEDS

30. Show how the Company intends to use the proceeds of this offering:

	If Minimum Sold		If Maximum Sold	
	500,000.00	50 %	1,000,000.00	100%
Total Proceeds	$500,000.00	100%	$ 1,000,000.00	100%
Less: Offering Expenses				
Commissions and Finders Fees	0	0	0	0
Legal & Accounting	23,000.00		23,000.00	
Copying & Advertising	10,000.00		10,000.00	
Other (Specify): (consulting fees/finance)	40,000.00		40,000.00	
Net Proceeds from Offering	$ 427,000.00	%	$ 927,000.00	%
Use of Net Proceeds				
Purchase of mining estates	$ 227,000.00	%	$ 300,000.00	%
Geological work	$ 175,000.00	%	$ 175,000.00	%
Research and development	$ 0	%	$ 125,000.00	%
Purchase of equipment	$ 25,000	%	$ 200,000.00	%
Future prospection	$ 0	%	$ 127,000.00	%
Total Use of Net Proceeds	$ 427,000.00	100%	$ 927,000.00	100%

31. (a) Is there a minimum amount of proceeds that must be raised before the Company uses any of the proceeds of this offering? [X] Yes [ ] No

$ 227,000.00 USD

31. (b) If yes, describe how the Company will use the minimum Net Proceeds of this offering.

Mainly to purchase mining licenses

31. (c) If the answer to Item 31(a) is "yes," describe how the Company will use the Net Proceeds of this offering that exceed the amount of the minimum offering proceeds.
The company will use this amount to purchase equipment.

31. (d) If the answer to Item 31(a) is "no," describe how the Company will use the Net Proceeds of this offering.

32. (a) Will the Company use other funds, together with the offering proceeds, to fund any project or activity identified in Item 31? [ ] Yes [X] No

32. (b) If yes, state the amounts and sources of the other funds.

32. (c) Indicate whether the availability of the funds is firm or contingent. If contingent, explain.

NOTE: See the answer to Item 70 for information about proceeds used to compensate sales agents. See the answer to Items 108 and 109 for information about proceeds used to purchase assets from Officers, Directors, key persons, or principal stockholders or their associates or to reimburse them for services previously provided or moneys borrowed.

SELECTED FINANCIAL INFORMATION

NOTE: The Company has adjusted all numbers in this section to reflect any stock splits or recapitalizations.

GENERAL

33. What was net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $ ($ 0)
Per share ($ 0)

34. If the Company had profits, show offering price as a multiple of earnings.
We cannot calculate any P/E ratio.

Offering Price Per Share = (price/earnings multiple)
Net After-Tax Earnings Per Share for Last Fiscal Year

CAPITALIZATION

35. Indicate the capitalization of the Company as of the most recent balance sheet date, and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds from this offering.

	Amount Outstanding		
	As of: 04/10/08(date)	As Adjusted Minimum	Maximum
Debt:			
Short-term debt (average interest rate _____%)	$ 0	$ 0	$
Long-term debt (average interest rate _____%)	$ 0	$ 0	$
Total debt	$ 0	$ 0	$
Stockholders equity (deficit):	55,607		
Preferred stock - par or stated value (by class of preferred – in order of preferences)			
Series "A" convertible stock__	$	$	$
Preferred Stock par value $ 0.0001__	$ .50	$	$
____________________	$	$	$
Common stock - par or stated value $0.0001	$ 46.21	$	$
Additional paid in capital	$ 18,271.99[1]	$	$
Retained earnings (deficit)	$ 0	$	$
Total stockholders equity (deficit)	$ 55,653,21	$	$
Total Capitalization	$37 381,22,50	$	$

[1] $ 18,271.00 was paid by Mondialis Stratagèmes-Actions inc. in legal and accountant fees to put the company back in good standing.

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
Series "A" convertible Preferred Shares	500,000	$ 0.0001
Series "B" convertible Preferred Shares	5,000	$ 0.0001
		$

Number of common shares authorized: 500,000,000 shares.
Par or stated value per share, if any: $ 0.0001

Number of common shares reserved to meet conversion requirements or for issuance upon the exercise of options, warrants or rights: 30,000,000 shares.

DILUTION

36. (a) The price of the securities in this offering has been arbitrarily determined.
[X] Yes [ ] No

36. (b) If no, explain the basis on which the price of the securities was determined.

37. (a) The net tangible book value per share before offering is: $0.0004953

37. (b) For the minimum offering:

The net tangible book value per share after the minimum offering will be: $0.0004953

The amount of increase in net tangible book value per share as a result of receipt of cash from purchasers in this offering will be: $0.01357

The dilution per share to purchasers will be: $0.01307

37. (c) For the maximum offering:

The net tangible book value per share after the maximum offering will be: $0.01357

The amount of increase in net tangible book value per share as a result of receipt of cash from purchasers in this offering will be: $0.01357

The dilution per share to purchasers will be: $0.01357

38. For each share purchased in this offering a purchaser will pay $ ____1______ but will receive a share representing only $ ___0.007____ in net tangible book value, if the minimum offering is achieved, or $ _____0.01357________ , if the maximum offering is achieved.

The difference between the amount a purchaser pays for a share and the amount of net tangible book value that share represents is the dilution to the purchaser.

39. In a table, compare the existing stockholders' percentage ownership in the Company and the consideration paid for that ownership with that of purchasers in this offering.

	Shares Purchased Number /Percent	Total Consideration Amount /Percent	Average Price Per Share
Existing holders	75,461,941 / 100	46.21 / 100	$ 0.0001
New Purchasers:			
Minimum offering	500,000 / 0,67%	500,000 / 99,99	$ 1.00
Maximum offering	1,000,000 / 1,33%	1,000,000 / 99,99	$ 1.00

40. Using the offering price of these securities, what value is the Company's management attributing to the entire Company before the offering?

$ 2,000,000

NOTE: You should consider carefully whether the Company has this value at the present time. Some issues you should think about include: (1) the risks to which the Company is subject before it achieves success (see Item 1, Risk Factors); (2) the exercise prices of outstanding options (see Item 101); and (3) the prices that the Company's Officers, Directors, and principal stockholders paid for their shares (see Items 104 and 105).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

41. Is the Company having or does the Company anticipate having within the next 12 months any cash flow or liquidity problems? [X] Yes [ ] No If yes, explain.

In the event the company is unable to secure good quality concessions or to purchase technogenic tailings and mineral pits that have sufficient precious metal concentration to perform economicaly viable extractions, the company may run into cash flow problems. Cash flow problems will occur if the company has made a bad investment in identifying bad recycling opportunities.

42. (a) Is the Company in default of the terms of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments?

[ ] Yes [X] No

42. (b) If yes, explain. Identify the creditor, state the amount in default or the term that the Company has not complied with, and describe any consequences to the Company resulting from each default.

N/A

43. Is a significant amount of the Company's trade payable more than 90 days old?

[ ] Yes [X] No

44. Is the Company subject to any unsatisfied judgments, liens, or settlement obligations?

[ ] Yes [X] No If yes, state the amounts.

45. Describe how the Company will resolve the problems identified in Items 41 - 44.

The main problem that could have effects on the company's financial position may be a shortage of good quality technogenic tailings and mineral pits. In the event that the company suffers from a lack of opportunities, the management will try to secure partnership agreements with tier 1 or tier 2 mining company to process on an outsourcing basis and for a flat remittance non proprietary technogenic tailings and mineral pits.

46. (a) Do the Company's financial statements show losses from operations?
[ ] Yes [X] No

46. (b) If yes, explain the causes underlying these losses and what step the Company has taken or is taking to address these causes.

N/A

47. (a) Describe any trends in the Company's historical operating results.

The company is a start up operation. No trend can be observed at this moment

47. (b) Indicate any changes now occurring in the underlying economics of the Company's business which, in the opinion of Management, will have a significant impact upon the Company's results of operations within the next 12 months.

The company shall start operations in July 2008 according to concession agreement signed with Krong, JVC. The exploitation of this site should permit gold and silver delivery of approximately 2,000 ounces per quarter for the following 12 months.

47. (c) Describe the probable impact on the Company.

Company should be cash flow positive in Q3 and Q4 and generate a net profit

47. (d) Describe how the Company will deal with this impact.

Net profit will be reinvested to secure and/or purchase other mineral assets and chemical sites..

48. (a) Will the proceeds from this offering and any available funds identified in Item 32 satisfy the Company's cash requirements for the 12 month period after it receives the offering proceeds?
[X] Yes [ ] No

48. (b) If no, explain how the Company will satisfy its cash requirements. State whether it will be necessary to raise additional funds. State the source of the additional funds, if known.

DESCRIPTION OF SECURITIES OFFERED

GENERAL

49. The securities being offered are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes, Debentures, or Bonds
[ ] Limited Liability Company Membership Interests
[ ] Units of two or more types of securities, composed of:

[ ] Other (specify):

50. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase any new issue of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Anti-dilution rights
[ ]	[X]	Other special rights or preferences (specify):

Explain any yes answer.

51. Are there any restrictions on dividends or other distributions? [ ] Yes [X] No
If yes, describe.

N/A

52. Are the securities convertible? [ ] Yes [X] No
If yes, state conversion price or formula.

N/A

Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

53. Describe any resale restrictions on the securities and when the restrictions will terminate.

The Offering is being conducted in reliance upon the exemption from the registration requirements of the Securities Act of 1933 (the Act) set forth in Regulation A promulgated under the Act and has been Blue Sky in 38 States (see list affix in item named the offering)

PREFERRED STOCK

If the securities being offered are Preference or Preferred stock:

54. Are unpaid dividends cumulative? [ ] Yes [X] No

55. (a) Are the securities callable? [ ] Yes [X] No If yes, describe.

55. (b) Are the securities redeemable? [ ] Yes [X] No
If yes, describe, including redemption prices.

DEBT SECURITIES

If the securities being offered are notes or other types of debt securities: No

56. What is the interest rate on the debt securities? N/A
If the interest rate is variable or there are multiple interest rates, describe.
57. What is the maturity date? ___/___/___
If the securities will have serial maturity dates, describe.
58. Is there a sinking fund? [ ] Yes [X] No If yes, describe.

59. Is there a trust indenture? [ ] Yes [X] No
If yes, state the name, address, and telephone number of Trustee.

60. (a) Are the securities callable? [ ] Yes [X] No If yes, describe.

60. (b) Are the securities redeemable? [ ] Yes [X] No
If yes, describe, including redemption prices.

61. Are the securities secured by real or personal property? [ ] Yes [X] No
If yes, describe.

62. (a) Are the securities subordinated in right of payment of principal or interest?
[ ] Yes [X] No If yes, explain the terms of the subordination.

62. (b) How many currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ none

63. How much currently outstanding indebtedness ranks equally with the securities in right of payment?
$ none

64. How much currently outstanding indebtedness is junior (subordinated) to the securities?
$ none

RATIO OF EARNINGS TO FIXED CHARGES

65. (a) If the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year.

The company had no earnings for the past fiscal year.

		Actual		Pro Forma	
		Last Fiscal Year	Interim Period	Minimum	Maximum
"Earnings" / "Fixed Charges"	=				

65. (b) If no earnings, show "Fixed Charges" only

NOTE: See the Financial Statements and especially the Statement of Cash Flows. Exercise care in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service. The existence of earnings does not necessarily mean that the Company will have cash available at any given time to pay its obligations. See Items 41 - 48. Prospective purchasers should not rely on this ratio as a guarantee that they will receive the stated return or the repayment of their principal.

HOW THESE SECURITIES WILL BE OFFERED AND SOLD

COMPANY SALESPERSONS

.66. Provide the following information for each Officer, Director, or Company employee who intends to offer or sell the securities:

66. (a) Name: Michel A. Brunet

Title: CFO and Director

Address: 4053, de Vendôme Avenue, Montreal, Quebec, H4A 3N2
Telephone Number: 514-941-6181

67. Describe any compensation that the Company will pay to each person in addition to his or her customary salary and compensation.

No commission or bonus will be paid above the ordinary salary and compensation.

OTHER SALESPERSONS AND FINDERS

68. Provide the following information for each salesperson who is not an Officer, Director, or employee of the Company:

68. (a) Name:

Company:

Address:

Telephone Number:

69. Provide the following information for each person who is a finder:

69. (a) Name:

Company:

Address:

Telephone Number:

70. Describe all compensation that the Company will pay to each person identified in Items 68 and 69.

71. Describe any material relationships between these sales persons or finders and the Company or its management.

PURCHASER LIMITATIONS

72. (a) Is the offering limited to certain purchasers? [ ] Yes [X] No

72. (b) Is the offering subject to any other purchaser limitations? [ ] Yes [X] No

72. (c) If the answer to either 72(a) or 72(b) is yes, describe the limitation.

IMPOUND OF OFFERING PROCEEDS

73. (a) Will the Company impound the proceeds of the offering until it raises the minimum offering proceeds? [X] Yes [ ] No

73. (b) If yes, what is the minimum amount of proceeds that the Company must raise and place in an impound account before the Company can receive and use the proceeds?

$ 227,000.00

73. (c) If the answer to Item 73(a) is "yes," state the date on which the offering will end if the Company has not raised the minimum offering proceeds. June 27th, 2008

date

74. (a) Does the Company reserve the right to extend the impound period?

[X] Yes [ ] No

74. (b) If yes, describe the circumstances under which the Company might extend the impound period.

If at the offering end date the company has secured more than ½ of the minimum offering amount, the company will extend this offering for another 3 months.

75. State the name, address, and telephone number of the bank or other similar depository institution acting as impound agent.

BMO/Bank of Montreal

76. If the offering proceeds are returned to investors at the end of the impound period, will the Company pay any interest earned during the impound period to investors?

[ ] Yes [X] No

MANAGEMENT

OFFICERS AND KEY PERSONS OF THE COMPANY

77. Provide the following information for each Officer and key person. The term "key person" means a person, other than the chief executive officer, chief operating officer, and chief financial officer, who makes a significant contribution to the business of the Company. Identify who performs the functions of Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer.

77. (a) Name: Michel A. Brunet Age: 64
Title: CEO, CFO and Director

Address: 4053, de Vendôme Avenue
Montreal, Quebec, H4A 3N2
Tel : 514-941-6181

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities.

Special Advisor	Groupe Montaigne Activities: financing (200M$), Negociation with governments	2000-2007

Education:

MBA	Finance Specialization	1969-1970
Licence in Business Affairs	Laval University	1966-1969

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Education (degrees, schools, and dates):
Also a Director of the Company [x] Yes [ ] No

Name: Guy Poirier
Title: C.O.O.
Address:526 Cherbourg
Laval, Quebec, H7W 4V6
Tel: 514-220-6300

Pre University education

1991-2002 Great West Life
Financial services department

2002-present Warrendale Capital Ltd
Financial advisor for small and mid cap businesses

DIRECTORS OF THE COMPANY

78. (a) Number of Directors: three

78. (b) Are Directors elected annually? [x] Yes [ ] No If no, explain.

78. (c) Are Directors elected under a voting trust or other arrangement?
[ ] Yes [x] No If yes, explain.

79. Provide the following information for each Director not described in Item 77:

79. (a) Name: Michel A. Brunet Age:64

Office Street Address: 4053, de Vendôme Avenue, Montreal, Quebec, H4A 3N2

Telephone Number: 514-941-6181

Names of employers, titles, and dates of positions held during the past five years, with an indication of job responsibilities.

Education (degrees, schools, and dates):

CONSULTANTS

80. (a) Are all key persons employees of the Company? [x] Yes [ ] No

80. (b) If no, state the details of each contract or engagement.

ARRANGEMENTS WITH OFFICERS, DIRECTORS, AND KEY PERSONS

81. Describe any arrangements to ensure that Officers, Directors, and key persons will remain with the Company and not compete with the Company if they leave.

The officers and directors of the company hold a share position in the company either directly or indirectly and all have signed a non disclosure and non compete agreements.

82. (a) Describe the impact on the Company if it loses the services of any Officer, Director, or key person due to death or disability.

There may be a temporary disruption to the efficiencies of the company in the event of a problem with a key member of the management team.

82. (b) Has the Company purchased key person life insurance on any Officer, Director, or key person? [ ] Yes [x] No

82. (c) Has the Company made any arrangements to replace any Officer, Director, or key person it loses due to death or disability? [x] Yes [ ] No

One of the management team and/or board of directors will assume the responsibilities of the key executive until such time a replacement can be found.

82. (d) If the answer to either Item 82(b) or 82(c) is "yes," describe.

COMPENSATION

83. List all compensation that the Company paid to its Officers, Directors, and key persons for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 10,000	$ 20
Chief Operating Officer	$ 10,000	$ 20
Chief Financial Officer	$ 10,000	$ 20
Key Persons:	$ 0	$ 0
Total:	$ 30,000	$ 60

Compensation list under 'other' are 144 Common Stock was granted to key persons at par value as an incentive to perform.

Reader should note that officer and director are the same natural persons.

Officers as a group (number of persons 3)	$ 30,000	$ 60
Directors as a group (number of persons 3)	$ 30,000	$ 60
Key Persons as a group (number of persons ___)	$	$

84. (a) Has compensation been unpaid in prior years? [ ] Yes [x] No

84. (b) Does the Company owe any Officer, Director, or employee any compensation for prior years? [ ] Yes [x] No

84. (c) Explain any "yes" answer to Item 84(a) or 84(b).

85. Is compensation expected to change within the next year? [x] Yes [ ] No
If yes, explain.

The Board will be striking a compensation committee to review and recommend to go forward compensation.

86. (a) Does the Company have any employment agreements with Officers, Directors, or key persons? [ ] Yes [x] No If yes, describe.

86. (b) Does the Company plan to enter into any employment agreements with Officers, Directors, or key persons? [] Yes [x] No If yes, describe.

PRIOR EXPERIENCE

87. Has any Officer or Director worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same type of business as the Company?
[ ] Yes [x] No If yes, explain in detail, including relevant dates.

88. (a) If the Company has never conducted operations or is otherwise in the development stage, has any Officer or Director managed another company in the start-up or development stage? [x] Yes [ ] No

88. (b) If yes, explain in detail, including relevant dates.
2004-08 Michel Brunet has participated in the start-up project to implement a business in the aviation maintenance and repair industry in Plattsburg, N.Y. and in Mirabel, Quebec.

CERTAIN LEGAL PROCEEDINGS

Insolvency

89. Has a petition for bankruptcy, receivership, or a similar insolvency proceeding been filed by or against any Officer, Director, or key person within the past five years, or any longer period if material? [ ] Yes [x] No

90. Was any Officer, Director, or key person an executive officer, a director, or in a similar management position for any business entity that was the subject of a petition for bankruptcy, receivership, or similar insolvency proceeding within the past five years, or any longer period if material? [ ] Yes [x] No

91. Explain in detail any "yes" answer to Item 89 or 90.

Criminal Proceedings

92. (a) Has any Officer, Director, or key person been convicted in a criminal proceeding, excluding traffic violations or other minor offenses? [ ] Yes [x] No

92. (b) Is any Officer, Director, or key person named as the subject of a pending criminal proceeding, excluding traffic violations or other minor offenses? [ ] Yes [x] No

92. (c) Explain in detail any "yes" answer to Item 92(a) or 92(b).

Civil Proceedings

93. (a) Has any Officer, Director, or key person been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity? [ ] Yes [x] No

93. (b) Is any Officer, Director, or key person the subject of a pending civil or action related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [x] No

93. (c) Has any civil action been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [x] No

93. (d) Explain in detail any "yes" answer to Item 93(a), 93(b), or 93(c).

Administrative Proceedings

94. (a) Has any government agency, administrative agency, or administrative court imposed an administrative finding, order, decree, or sanction against any Officer, Director, or key person in the last five years as a result of his or her involvement in any type of business, securities, or banking activity? [ ] Yes [x] No

94. (b) Is any Officer, Director, or key person the subject of a pending administrative proceeding related to his or her involvement in any type of business, securities, or banking activity? [ ] Yes [x] No

94. (c) Has any administrative proceeding been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [x] No

94. (d) Explain in detail any "yes" answer to Item 94(a), 94(b), or 94(c).

Self-Regulatory Proceedings

95. (a) Has a self-regulatory agency imposed a sanction against any Officer, Director, or key person in the last five years as a result of his or her involvement in any type of business, securities, or banking activity? [ ] Yes [x] No

95. (b) Is any Officer, Director, or key person the subject of a pending self-regulatory organization proceeding related to his or her involvement in any type of business, securities, or banking activity? [ ] Yes [x] No

95. (c) Has any self-regulatory organization proceeding been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity? [ ] Yes [x] No

95. (d) Explain in detail any "yes" answer to Item 95(a), 95(b), or 95(c).

NOTE: After reviewing the background of the Company's Officers, Directors and key persons, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

OUTSTANDING SECURITIES

GENERAL

96. Describe all outstanding securities.

Common Stock

As of April 10th, 2008, the company was reporting 75,361,700 issued and outstanding Common Shares hold by 23 shareholders on 26 certificates. Out of the reported outstanding share 20,000 Common Shares where free trading under the 144(k) safe harbour rules and 75,461,941 were restricted.Inside the group of restricted securities an amount of 75,000,000 are bearing a 144 / Control legend and others are restricted under Regulation 'S'.

Preferred Stock

As of April 10, 2008, the company was reporting 5000 series "A" convertible preferred shares held by one shareholder in a single certificate.

97. Describe any resale restrictions on outstanding securities and when those restrictions will terminate, if this can be determined.

Number of Shares End of restriction

75,000,000	End of restriction according 144(k)
481,941	March 25th, 2008

98. Describe any anti-dilution rights of outstanding securities.

DIVIDENDS, DISTRIBUTIONS, AND REDEMPTIONS

99. (a) Has the Company paid any dividends on its stock, made any distributions of its stock, or redeemed any securities within the last five years? [ ] Yes [X] No
If yes, describe each transaction.

99. (b) Does the Company have any plans or commitments to pay dividends on its stock, make distributions of its stock, or redeem its outstanding securities in the future?
[ ] Yes [X] No If yes, explain.

OPTIONS AND WARRANTS

100. (a) State the number of shares subject to issuance under outstanding stock purchase agreements, stock options, warrants or rights. 0 shares

100. (b) The shares identified in Item 100(a) are 0 % of the total shares to be outstanding after the minimum offering.

100. (c) The shares identified in Item 100(a) are 0 % of the total shares to be outstanding after the maximum offering.

101. In a table, describe these stock purchase agreements, stock options, warrants, and rights. State the basic terms of these securities, including the expiration dates, the exercise prices, who holds them, whether they are qualified or non qualified for tax purposes, and whether they have been approved by stockholders.

N/A

102. State the number of shares reserved for issuance under existing stock purchase or option plans but not yet subject to outstanding purchase agreements, options, or warrants.
0 shares

103. Does the Company have any plans or commitments to issue or offer options in the future?
[ ] Yes [X] No If yes, explain.

SALES OF SECURITIES

104. (a) Has the Company sold or issued securities during the last 12 months?
[X] Yes [ ] No

104. (b) If yes, in a table, provide the following information for each transaction: the date of the transaction; the amount and type of securities sold or issued; the number of purchasers to whom the securities were sold or issued; any relationship of the purchasers to the Company at the time of sale or issuance; the price at which the securities were sold or issued; and a concise description of any non-cash consideration.

Date of the transaction	April, 4th, 2008
Amount and type of securities sold	75,000,000
Number of purchaser	1
Relationship of the purchaser to the company	None
The price the securities were sold	$ 0.0013
Description of any non-cash consideration	None

PRINCIPAL STOCKHOLDERS

105. In the following table, provide the name and office street address of each person who beneficially owns at least 10% of the common or preferred stock of the Company.

Name: Red Tarmac Ltd
Address: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960
% of common stock: 99.5%

106. Number of shares beneficially owned by all Officers and Directors as a group:

0%

106. (a) Before offering: ____________ shares (____% of total outstanding)

106. (b) After offering: Assuming minimum securities sold:_____ shares
(______% of total outstanding)

106. (c) After offering: Assuming maximum securities sold: _____ shares
(______% of total outstanding)

NOTE: These calculations assume that all outstanding options have been exercised and all convertible securities have been converted.

MANAGEMENT RELATIONSHIPS AND TRANSACTIONS

FAMILY RELATIONSHIPS

107. Is there a family relationship between any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No If yes, describe.

MANAGEMENT TRANSACTIONS

108. (a) Will the Company use any offering proceeds to acquire assets from any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No

108. (b) Will the Company use any offering proceeds to acquire assets from an associate of any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No

108. (c) If the answer to Item 108(a) or (b) is "yes," provide detailed information about each transaction. Include the name of the person, the cost to the Company, the method used to determine the cost, and any profit to the seller.

109. (a) Will the Company use any offering proceeds to reimburse any Officer, Director, key person, or principal stockholder for services already rendered, assets previously transferred, or money loaned or advanced, or otherwise? [ ] Yes [X] No

109. (b) If yes, provide detailed information about each transaction. Include the name of the person, the cost to the Company, the method used to determine the cost, and any profit to the person.

110. (a) Has the Company made loans to any Officer, Director, key person, or principal stockholder within the last two years? [ ] Yes [X] No

110. (b) Does the Company plan to make loans to its Officers, Directors, key persons, or principal stockholders in the future? [ ] Yes [X] No

If yes, describe any policies the Company has adopted to deal with the conflicts of interest in these transactions:

111. (a) Has the Company done business with any Officer, Director, key person, or principal stockholder within the last two years? [ ] Yes [X] No

111. (b) Is the Company currently doing business with any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No

111. (c) Does the Company plan to do business with its Officers, Directors, key persons, or principal stockholders in the future? [ ] Yes [X] No

If yes, describe any policies the Company has adopted to deal with the conflicts of interest in these transactions:

112. Explain any "yes" answers to Items 110(a), 111(a), or 111(b). State the principal terms of any significant loans, agreements, leases, financing, or other arrangements.

113. (a) Has any Officer, Director, key person, or principal stockholder guaranteed or co-signed the Company's bank debt or other obligations? [ ] Yes [X] No

113. (b) If yes, explain the terms of each transaction and describe the Company's plans for repayment.

LITIGATION

114. Describe any recent or pending litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations. State the names of the principal parties, the nature and current status of the matters, and the amounts involved.

None

115. Describe any threatened litigation or administrative action that may have a material effect upon the Company's business, financial condition, or operations. State the names of the principal parties, and the nature and current status of the matters.

None

TAX ASPECTS

116. Describe any material tax consequences to investors in this offering.

Investing in Common Stock is a long run investment situation. Upon disposition of the stock, investor will be subject to tax on capital in their state of residence as well as at the state level. Foreigners planning to participate in this offering should be aware that, if they have any tax connection with the United States, they may be subject to withholding taxes before repatriating the proceeds of the stock disposal in their home country.

OTHER MATERIAL FACTORS

117. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business or which are necessary to make any other information in this Disclosure Document not misleading or incomplete.

None

ADDITIONAL INFORMATION

118. (a) Describe the types of information that the Company will provide to security holders in the future.

Annual report
Bi-annual in house financial statements
Management discussion on the execution of the company's business plan

118. (b) Describe the schedule for providing this information.

Annual report – once a year
Bi-annual in house financial statements: June and January of each year
Management discussion: Upon material event happening.

118. (c) Attach the Company's financial statements to the Disclosure Document.

SIGNATURES:

The Company's Chief Executive Officer, Chief Financial Officer, and its Directors must sign this Disclosure Document. When they sign this Disclosure Document, they represent that they have diligently attempted to confirm the accuracy and completeness of the information in the Document.

When the Chief Financial Officer signs this Disclosure Document, he or she represents that the financial statements in the Document have been prepared in accordance with generally accepted accounting principles which have been consistently applied, except where explained in the notes to the financial statements. He or she represents that the financial statements fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and periods indicated. He or she also represents that year-end figures include all adjustments necessary for a fair presentation under the circumstances.

Chief Executive Officer: Directors:

____________________ ____________________

Title:President ____________________

____

Chief Financial Officer: ____________________

____

____________________ ____________________

Title: Corporate Secretary & Tresurer ____________________

LIST OF EXHIBITS

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT— as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act...
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDINC ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933* to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ /that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-014

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER AG 0017

SHARES 12,500

ABSOLUTE GOLD

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT
ROGER FOURNIER

IS THE RECORD HOLDER OF

TWELVE THOUSAND FIVE HUNDRED

Shares of **Absolute Gold, Inc.** Common Stock

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: Transfer Online, Inc.
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ____________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT— as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act.......................................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933' to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ /that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-002

NUMBER AG 0016

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

SHARES 11,250

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT

ALNOOR MANDJEE REHAMTULAH

IS THE RECORD HOLDER OF

ELEVEN THOUSAND TWO HUNDRED FIFTY

— Shares of **Absolute Gold, Inc.** Common Stock —

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: **Transfer Online, Inc.**
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________ Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act.......................................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

[ ]

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this [illegible] have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933* to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ /that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-015

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER AG 0015

SHARES 11,500

ABSOLUTE GOLD

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT

S?BASTIEN HUE

IS THE RECORD HOLDER OF

ELEVEN THOUSAND FIVE HUNDRED

— Shares of **Absolute Gold, Inc.** Common Stock —

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

Countersigned & Registered: **Transfer Online, Inc.**
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ____________________
Authorized Signature

PRESIDENT

© Lakeview Printing (801) 292-4711

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common	UNIF GIFT MIN ACT — Custodian
TEN ENT — as tenants by the entireties	(Cust) (Minor)
JT TEN — as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts to Minors Act.. (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933* to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ /that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-016

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER AG 0014

SHARES 12,200

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT
SYLVAIN RICHER

IS THE RECORD HOLDER OF

TWELVE THOUSAND TWO HUNDRED

— Shares of **Absolute Gold, Inc.** Common Stock —

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: **Transfer Online, Inc.**
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ____________________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act.......................................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

______________________________________ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

______________________________________ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933* to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ /that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-007

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER AG 0012

SHARES 10,200

ABSOLUTE GOLD

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT
MATTIEU ROY

IS THE RECORD HOLDER OF

TEN THOUSAND TWO HUNDRED

Shares of Absolute Gold, Inc. Common Stock

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: Transfer Online, Inc.
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________ Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT— as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act.......................................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, _________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933" to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

NUMBER AG 0011

C 654-006

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

ABSOLUTE GOLD

SHARES 50,000

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

THIS CERTIFIES THAT RULE 144

MARC-ANDR? ST-LAURENT

IS THE RECORD HOLDER OF

FIFTY THOUSAND

— Shares of **Absolute Gold, Inc.** Common Stock —

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: Transfer Online, Inc.
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act.......................................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933* to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ /that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-005

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER AG 0010

SHARES 11,250

ABSOLUTE GOLD

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT
MARC ROUSSEAU

IS THE RECORD HOLDER OF

ELEVEN THOUSAND TWO HUNDRED FIFTY

— Shares of **Absolute Gold, Inc.** Common Stock —

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: Transfer Online, Inc.
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act..
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933* to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-004

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER AG 0009 AG-9

SHARES 11,500

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT
GROUPE ENV INC.

IS THE RECORD HOLDER OF

ELEVEN THOUSAND FIVE HUNDRED

Shares of **Absolute Gold, Inc.** Common Stock

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: **Transfer Online, Inc.**
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act.......................................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ________________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933* to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-001

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER
AG 0008
AG-B

SHARES
11,300

ABSOLUTE GOLD

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT
9165-5829 QUEBEC INC.

IS THE RECORD HOLDER OF

ELEVEN THOUSAND THREE HUNDRED

— Shares of **Absolute Gold, Inc.** Common Stock —

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: **Transfer Online, Inc.**
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act.......................................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

[ ]

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933* to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ /that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-003

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER
AG 0007

SHARES
150,000

ABSOLUTE GOLD

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT
FONDS INDEXA S.E.C.

IS THE RECORD HOLDER OF

ONE HUNDRED FIFTY THOUSAND

— Shares of Absolute Gold, Inc. Common Stock —

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: Transfer Online, Inc.
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ____________________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT— as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act..
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____________________ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____________________ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

C 654-012

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

NUMBER AG 0005

CUSIP NO. 00400E 10 5

SHARES 5,000

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

THIS CERTIFIES THAT

MONDIALIS STRATAGEMES-ACTIONS INC.

IS THE RECORD HOLDER OF

FIVE THOUSAND

— Shares of **Absolute Gold, Inc.** Common Stock —

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 01-23-2006

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: Transfer Online, Inc.
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT— as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act..
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

____ Shares
of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney
to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

AG 0004

C 654-011

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

ABSOLUTE GOLD

SHARES 5,000

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

THIS CERTIFIES THAT

MONDIALIS STRATAGEMES-ACTIONS INC.

IS THE RECORD HOLDER OF

FIVE THOUSAND

Shares of **Absolute Gold, Inc.** Common Stock

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 01-23-2006

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: Transfer Online, Inc.
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT— as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act..
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

[ ]

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

C 654-010

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER AG 0003

SHARES 5,000

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

THIS CERTIFIES THAT

MONDIALIS STRATAGEMES-ACTIONS INC.

IS THE RECORD HOLDER OF

FIVE THOUSAND

Shares of **Absolute Gold, Inc.** Common Stock

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 01-23-2006

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: Transfer Online, Inc.
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act......................................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

C 654-009 NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER AG 0001

SHARES 5,000

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

THIS CERTIFIES THAT

MONDIALIS STRATAGEMES-ACTIONS INC.

IS THE RECORD HOLDER OF

FIVE THOUSAND

— Shares of **Absolute Gold, Inc.** Common Stock —

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 01-23-2006

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: **Transfer Online, Inc.**
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ______________________
Authorized Signature

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common	UNIF GIFT MIN ACT — Custodian
TEN ENT — as tenants by the entireties	(Cust) (Minor)
JT TEN — as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts to Minors Act...................................... (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

______________________________________ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

______________________________________ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be sold or otherwise transferred unless a compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provision has been established or unless sold pursuant to Rule 144 under the Securities Act of 1933* to the satisfaction of the issuer of the stock, in its sole discretion, which may require a written opinion of legal counsel satisfactory to the issuer of the stock/ /that removal of this restrictive legend is in all manner proper and in compliance with the requirements of the Act.

C 654-008

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 00400E 10 5

NUMBER AG 0013

SHARES 50,000

ABSOLUTE GOLD

ABSOLUTE GOLD, INC.

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.0001

RULE 144

THIS CERTIFIES THAT
MICHEL CHARLEBOIS

IS THE RECORD HOLDER OF
FIFTY THOUSAND

Shares of Absolute Gold, Inc. Common Stock

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 02-25-2008

ABSOLUTE GOLD, INC. CORPORATE Seal NEVADA

PRESIDENT

Countersigned & Registered: Transfer Online, Inc.
317 SW Alder St., Second Floor, Portland, OR 97204
(503) 227-2950

By ____________
Authorized Signature